Exhibit 99.3

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Instructions to The Bank of New York, as Depositary

(Must be received prior to 5:00 P.M. October 20, 2005)

Notice to Owners of American Depositary Receipts

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Owners of record as of the close of business on September 22, 2005 of American Depositary Receipts (each representing one (1) Ordinary Share, par value NIS 0.1 each) of Teva Pharmaceutical Industries Limited (the “Company”) issued under the Deposit Agreement dated as of February 12, 1997, as amended, among the Company, The Bank of New York, as Depositary, and the Owners of the American Depositary Receipts issued thereunder hereby request and instruct The Bank of New York, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of Ordinary Shares represented by the American Depositary Shares evidenced by such Receipt in accordance with the instructions set forth in such request at the Special General Meeting of the Shareholders of the Company to be held at its executive offices on October 27, 2005 or any postponement or adjournment thereof in respect of the resolution specified on the reverse.

If, after complying with the procedures set forth in the Deposit Agreement, the Depositary does not receive instructions from the Owner of a Receipt on or before 5:00 p.m. on October 20, 2005, The Bank of New York shall give a discretionary proxy for the Ordinary Shares evidenced by such Receipt to a person designated by the Company.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED P.O. BOX 11197 NEW YORK, N.Y. 10203-0197

If you consent to use the Internet site to receive all future annual reports & proxy statements, please mark this box.	☐

To include any comments, please mark this box.	☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

☐	Ñ DETACH PROXY CARD HERE Ñ

Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope. ☒
Votes must be indicated (x) in Black or Blue ink.

	Teva’s board of directors unanimously recommends that the shareholders vote “FOR” the approval of the issuance of the Teva ordinary shares pursuant to the merger agreement described below.	FOR	AGAINST

Resolution

To approve the issuance of ordinary shares of Teva (which will trade in the United States in the form of American Depositary Shares, evidenced by American Depositary Receipts, or ADRs), pursuant to the Agreement and Plan of Merger, dated July 25, 2005, by and among IVAX Corporation, Teva and two wholly owned subsidiaries of Teva, Ivory Acquisition Sub, Inc. and Ivory Acquisition Sub II, Inc.

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	To change your address, please mark this box.			☐

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.
	Date	Share Owner sign here	Co-Owner sign here

To the Registered Holders of American Depositary Receipts (“ADRs”) of Teva Pharmaceutical Industries Limited:

Dear ADR Holder:

Teva Pharmaceutical Industries Limited has informed us that it intends to make shareholder communications, including annual reports, interim reports and notices of shareholder meetings, available on its website at: www.tevapharm.com. Instead of receiving printed materials in the mail, you will now be able to access them electronically, at your convenience and download or print them, if you wish, directly from Teva Pharmaceutical Industries Limited’s website. In order to use this electronic delivery service you must have a personal computer with appropriate browser software and access to the internet. Should you wish to print materials that have been delivered electronically, you will also require a printer.

The benefits of electronic delivery include the convenience of viewing your material online, receiving your material in a more timely manner as you will no longer have to wait for it to arrive in the mail, and it will also help us reduce printing costs and mailing costs for the benefit of all Teva Pharmaceutical Industries Limited’s shareholders. Please note that “pdf” files containing company annual reports are extremely large and viewing or downloading these files may be slow. Also, if you choose to print Teva Pharmaceutical Industries Limited’s reports from the internet, you will incur the cost of on-line time, paper and printing supplies.

Participation is completely your choice. If you choose to rely on access via the internet only to receive your future annual reports, notices of meetings, interim reports and other shareholder communications electronically as they become available, we need your consent. Simply mark the box below this card and return it to The Bank of New York in the enclosed postage paid envelope.

If in the future you would like to receive a printed set of particular shareholder materials or wish to resume mail delivery for all your shareholder materials, all you need to do is call The Bank of New York at 1-888-269-2377 in the U.S. or for international callers 1-610-382-7836 and inform us of your decision.

In addition, you may write to us at:

The Bank of New York

Investor Relations

P.O. Box 11258

Church Street Station

New York, NY 10286-1258

If you do not consent and wish to continue to receive shareholder materials via the mail as in the past, you do not need to take any action at this time.

The Bank of New York, as Depositary